EXHIBIT (a)(1)(H)

PRESS RELEASE

Thousand Trails, Inc. Announces Results of Tender Offer of Its Own Shares

DALLAS, May 31, 2002 — Thousand Trails, Inc. (AMEX:TRV), one of the nation’s largest owners and operators of membership-based campgrounds, today announced that its tender offer for up to 1,500,000 shares of its outstanding common stock expired at 5:00 p.m. Eastern time, on May 30, 2002. The offer was not extended.

According to the depositary, 1,144,876 shares were tendered and not withdrawn. Because the offer was not oversubscribed, the tenders are not subject to proration. Payment for the tendered shares will be made next week.

As of May 30, 2002, the Company had 8,062,492 shares of common stock outstanding. As a result of the offer, it will have 6,917,616 shares outstanding as of the time immediately following payment for the accepted shares.

About Thousand Trails:

Founded in 1969 to provide a secure, friendly, and affordable camping experience, Thousand Trails today offers a premium outdoors destination to 116,000 members at 59 membership-based camping preserves located in 17 states and British Columbia, Canada. Thousand Trails also provides a reciprocal use program for members of approximately 300 recreational facilities and manages 241 public campgrounds for the US Forest Service and other entities.

For further information contact: Bryan D. Reed, (972) 243-2228.

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